FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 5, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES ISRAELI MOC CONSIDERING INTERCONNECT TARIFFS REDUCTION

NETANYA, Israel, May 5, 2010 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that following the previously reported examination conducted by the Israeli Ministry of Communication, or MOC, regarding interconnect tariffs payable by cellular operators, the MOC announced it is considering  changes to the Israeli regulations which set interconnect tariffs among Israeli operators, as follows:

•
to reduce the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network from the current tariff of NIS 0.251 per minute to NIS 0.0414 per minute from August 1, 2010; to NIS 0.0354 per minute from January 1, 2011; to 0.0311 per minute from January 1, 2012; to NIS 0.0280 per minute from January 1, 2013; and to NIS 0.0257 as of January 1, 2014.

•
to reduce the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network from the current tariff of NIS 0.0285 to NIS 0.0019 from August 1, 2010; to NIS 0.0017 from January 1, 2011; to NIS 0.0016 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014.

•
the tariffs do not include VAT will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the preceding year against the Israeli CPI published in January 2010.

The Company and the other cellular operators may respond to the proposed changes within 30 days, at which time the MOC is expected to make a final determination. The Company can not assess at this stage the ultimate outcome of the hearing and what the final maximum tariffs will be, but it is reviewing its possible effect on its results of operations. If the changes as currently proposed are adopted, then, absent any efforts to mitigate the expected loss of revenues, the currently proposed changes are expected to have a monthly adverse effect estimated at this stage to amount to approximately NIS 35 million on the Company's EBITDA and approximately NIS 25 million on the Company's net income, from August 2010. As the Company intends to take measures to mitigate as much as possible the expected adverse effects of such proposed changes, through revenue enhancement as well as cost reduction, the Company cannot estimate at this stage the actual effect of the changes, if adopted.  The Company intends to object strongly to the proposed changes but cannot predict the ultimate outcome of such objections.

For additional details see the Company’s most recent annual report for the year ended December 31, 2009 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business –  We operate in a heavily regulated industry, which can harm our results of operations"  as well as under "Item 4. Information on the Company – B. Business Overview – Competition" and "Government Regulations –Tariff Supervision”.

Forward Looking Statement
The information contained in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1969).  Said forward-looking statements, relating to the reduction of interconnect tariffs and its influence on the Company's results of operations, are subject to uncertainties and assumptions about the outcome of the aforesaid hearing and the Company's ability to mitigate the expected lost revenues.  The Company's ability to mitigate the expected lost revenues could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.292 million subscribers (as at December 31, 2009) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 5, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel